UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis Puerto Rico Savings Plan

55 Corporate Drive

Bridgewater, NJ 08807-5925

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 AVENUE DE FRANCE

Paris, France 75013

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

sanofi-aventis Puerto Rico Savings Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Auditors

sanofi-aventis Puerto Rico Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Pension Committee

sanofi-aventis Puerto Rico Savings Plan

We have audited the accompanying statements of net assets available for benefits of the sanofi-aventis Puerto Rico Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young, LLP

Metropark, New Jersey

June 28, 2010

sanofi-aventis Puerto Rico Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments at fair value:
Investment in Master Trust	$6,345,233	$6,056,605
Mutual funds	9,757,795	6,164,946
Common and commingled trusts	220,700	115,685
Participant loans	861,318	847,041
	17,185,046	13,184,277

Income receivable	28,016	12,583
Contributions receivable — employee	29,677	33,389
Contributions receivable — employer	76,343	110,600
	134,036	156,572
Total assets	17,319,082	13,340,849

Liabilities
Accrued expenses	498	527
Net assets reflecting investments at fair value	17,318,584	13,340,322

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(150,000)	65,144
Net assets available for benefits	$17,168,584	$13,405,466

See accompanying notes.

sanofi-aventis Puerto Rico Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Investment activity
Contributions:
Employee	$652,330	$572,880
Employer	771,086	710,525
Investment income:
Interest and dividends	243,961	388,742
Net realized and unrealized appreciation (depreciation) in fair value of investments	2,338,462	(3,613,984)
Net investment income from Master Trust	427,738	36,861
Transfer from other plans	102,140	252,200
Total additions	4,535,717	(1,652,776)

Deductions
Distributions	683,461	332,109
Fees and administrative expenses	71,467	6,183
Transfer to other plans	17,671	—
Total deductions	772,599	338,292
Increase (decrease) in net assets available for benefits	3,763,118	(1,991,068)

Net assets available for benefits at beginning of year	13,405,466	15,396,534
Net assets available for benefits at end of year	$17,168,584	$13,405,466

See accompanying notes.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the sanofi-aventis Puerto Rico Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all the employees of sanofi-aventis Puerto Rico Inc. as they meet the prescribed eligibility requirements. All employees are eligible to participate in the Plan beginning on the first day of employment. Sanofi-aventis U.S. LLC (the Company) is the sponsor of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Master Trust

Effective January 1, 2008, sanofi-aventis U.S. LLC, sanofi-aventis Puerto Rico Inc. and T. Rowe Price Trust Company (the Master Trust Trustee) entered into an amended and restated Master Trust Agreement (the Master Trust) to serve as a funding vehicle for certain commingled assets of the Plan and the sanofi-aventis U.S. Savings Plan (the U.S. Savings Plan). Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the U.S. Savings Plan. The investments included in the Master Trust are mutual funds, company stock, and guaranteed investment contracts. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets. The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 5).

Trustee and Recordkeeper

Banco Popular is the Plan’s titular trustee (the Trustee). T. Rowe Price Trust Company is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets. T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (see Note 8).

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Administration

The sanofi-aventis U.S. Administrative Committee (the Committee), as appointed by the Company’s Pension Committee, is responsible for the general administration of the Plan. The Board of Directors has appointed the Trustee with the responsibility for the administration of the Trust Agreement and the management of the assets.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. Unallocated forfeitures balances as of December 31, 2009 were approximately $1,000 and forfeitures used to reduce Company contributions for 2009 were approximately $6,578 (there were no unallocated forfeiture balances at December 31, 2008). The benefit to which a participant is entitled upon leaving the Company is the benefit that can be provided from the participant’s account.

Contributions

The Plan provides that participants may make elective deferral contributions, which allows participants to save up to 10% of their eligible pay for 2009 and 2008 in whole percentages (up to the allowable annual maximum — $9,000 and $8,000 for 2009 and 2008, respectively) on a pre-tax basis, pursuant to the Puerto Rico Internal Revenue Code Section 1165(e). Employees of 50 or older may make a catch-up contribution of up to $1,000 and for both of 2009 and 2008. After tax contributions of up to 10% are also available.

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan. Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

The Company provides a matching contribution based upon a participant’s years of service and the total amount of their pre-tax, after-tax, and catch-up contributions. The Company match contribution is up to a maximum of 6% of eligible compensation in 3 tiers according to service years shown in the table below:

Years of Service	Company Match of Employee Contribution

0 — 2	100%
3 — 6	125%
7 or more	150%

Effective January 1, 2009, the Plan was amended so that years of services are adjusted in January and July of each year. There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the employer contribution is limited to the maximum deductible for Puerto Rico income tax purposes. The Plan includes specific procedures for the treatment of any excess account additions beyond those allowable as noted above.

Upon plan enrollment, a participant may direct employee contributions into any of the Plan’s fund options. Participants may change their investment options at any time. The Company’s contributions are allocated in the same manner as that of the participants’ elective contributions.

Vesting

Participants are always 100% vested in their pre-tax, catch up and after-tax contribution accounts (contributions and related earnings). Employees as of December 31, 2005 are 100% vested in their company matching contribution account (contribution and related earnings). Employees hired on or after January 1, 2006 are 100% vested in their company matching contribution account after three years of service.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions

Plan participants who leave as a result of death, disability, retirement, or termination may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of recurring annual installments over a period of between three and fifteen years. If a participant dies, the participant’s designated beneficiary will receive the payments.

Participant Loans

Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their account balance or $50,000 less the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the plan document. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator. Currently, interest rates associated with participant loans range from 4.25% to 9.25%. Loan balances are payable in semimonthly installments generally over a term of up to five years. A participant may not have more than three loans outstanding at any point in time. Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Fees and Administrative Expenses

All expenses incidental to the maintenance and administration of the Plan are paid by the Plan unless they are paid by the Company.

Transfers from/to Other Plans

The Plan allows transfers from other plans within the Plan sponsor. For years ended December 31, 2009 and 2008, the transfers from U.S. Savings Plan to the Plan were $102,140 and $252,200, respectively. For the year ended December 31, 2009, the transfer from the Plan to U.S. Savings Plan was $17,671.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Reporting of Fully Benefit Responsive Investment Contracts

Investment contracts held by a defined contribution plan, such as those that are part of the Stable Value Fund investment option of the Plan included in the Master Trust, are required to be reported at fair value rather than contract value, with an offsetting asset or liability in the Statements of Net Assets Available for Benefits to reflect the investment at contract value. The Statement of Changes in Net Assets Available for Benefits, however, is prepared on a contract value basis because contract value is the amount participants would receive if they were to transfer amounts out of this investment option or receive a distribution from the Plan. The contract value of the fully-benefit responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Quoted market prices are used to value mutual fund investments in the Master Trust.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The Plan’s investments in mutual funds, common and commingled trusts are stated at fair value. Quoted market prices are used to value mutual funds and investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Common and commingled trusts are valued at the net asset value of shares held by the Plan at year-end for the underlying securities in all of the Master Trust’s commingled accounts. Participant loans are valued at their outstanding balances, which are not materially different from fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

The Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and comprised of Guaranteed Investment Contracts (“GICs”) and Synthetic GICs. The investments in Synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (see Note 5). The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows. The fair value of Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrapper rebid value is $468,988 and $434,639 at December 31, 2009 and 2008, respectively.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuers of the Synthetic GICs are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 4.66% and 4.27% and the average yield was 4.33% and 3.68% during 2009 and 2008, respectively. The Plan’s interest in the GICs within the Master Trust was approximately 1% at December 31, 2009 and 2008.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as Accounting Standards Codification (ASC) 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits as of and for the year ended December 31, 2009.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the statement of net assets available for benefits date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of its common and commingled trusts investments which are within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance (refer to Note 3). Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits as of and for the year ended December 31, 2009.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end, which are based on quoted market prices.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of a similar instrument with comparable durations considering the credit-worthiness of the issuer (See Note 2 regarding the Stable Value fund).

Company stock: Valued at the net asset value of shares held by the plan at year end for the underlying publicly traded securities held in all of the Master Trust’s separate accounts.

Common and commingled trusts: Valued at the net asset value (“NAV”) of shares held by the Plan at year end for the underlying securities held in all of the Master Trust’s commingled accounts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31 of 2009 and 2008, respectively:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Lifecycle funds(a)	$7,945,038			$7,945,038
US equities and bonds	1,812,757			1,812,757
Common and commingled trusts:
Wellington Lg Cap Research Fund(b)		$220,700		220,700
Participant loans			$861,318	861,318
Total assets at fair value	$9,757,795	$220,700	$861,318	$10,839,813

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
Lifecycle funds(a)	$5,096,221			$5,096,221
US equities and bonds	1,068,725			1,068,725
Common and commingled trusts:
Wellington Lg Cap Research Fund(b)		$115,685		115,685
Participant loans			$847,041	847,041
Total assets at fair value	$6,164,946	$115,685	$847,041	$7,127,672

(a)          This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.

(b)         This common/collective trust has the common goal of first growing and then later preserving principal and contains a mix of U.S. common stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets of participants loan for the year ended December 31 of 2009 and 2008:

	Year Ended December 31
	2009	2008

Balance, beginning of year	$847,041	$755,935
Purchase, sales, issuances and settlements (net)	14,277	91,106
Balance, end of year	$861,318	$847,041

4. Investments

The following table presents the fair value of investments that represent 5 percent or more of the net assets available for benefits:

	December 31
	2009	2008
Master Trust
Guaranteed investment contracts*	$4,819,480	$5,036,982

Mutual Funds
Retirement 2020	2,264,366	1,567,687
Retirement 2025	1,509,487	1,019,258
Retirement 2030	1,453,204	894,940
Retirement 2035	1,202,735	648,667

*                  No individual contract accounts for more than 5% of net assets available for benefits.

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Year Ended December 31
	2009	2008

Mutual funds	$2,287,917	$(3,526,829)
Common and commingled trusts	50,545	(87,155)
	$2,338,462	$(3,613,984)

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

5. Master Trust

At December 31, 2009 and 2008, the Plan’s interest in the Master Trust was approximately 1.1% and 1.3%, respectively.

The following table presents the fair value of investments held in the Master Trust:

	Year Ended December 31
	2009	2008
Investments
Company stock	$82,232,794	$66,155,567
Mutual funds:
International equities	100,134,450	60,974,304
Stable value fund:(a)
Short-term investment fund(b)	40,669,224	23,996,183
Synthetic guaranteed investment contracts	320,738,143	292,958,497
Guaranteed investment contracts	13,706,592	23,870,616
Total assets	557,481,203	467,955,167

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,409,172)	4,097,610
	$547,072,031	$472,052,777

(a)            This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously described in Note 2, contract value is the relevant measurement basis attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(b)           This category includes a common/collective trust fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

5. Master Trust (continued)

The following table presents the investment income (loss) for the Master Trust:

	Year Ended December 31
	2009	2008

Dividends	$2,316,320	$2,458,806
Interest	14,284,462	14,090,787
Net depreciation in fair value of Common stock and Mutual funds	46,333,284	(27,282,562)
	$62,934,066	$(10,732,969)

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2009 and 2008, respectively:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Company stock	$82,232,794			$82,232,794
Mutual fund:
International equities		$100,134,450		100,134,450
Stable value fund:
Short-term investment fund	40,669,224			40,669,224
Synthetic guaranteed investment contracts		320,738,143		320,738,143
Guaranteed investment contracts			$13,706,592	13,706,592
Total assets at fair value	$122,902,018	$420,872,593	$13,706,592	$557,481,203

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

5. Master Trust (continued)

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company stock	$66,155,567			$66,155,567
Mutual fund:
International equities		$60,974,304		60,974,304
Stable value fund:
Short-term investment fund	23,996,183			23,996,183
Synthetic guaranteed investment contracts		292,958,497		292,958,497
Guaranteed investment contracts			$23,870,616	23,870,616
Total assets at fair value	$90,151,750	$353,932,801	$23,870,616	$467,955,167

The table below sets forth a summary of changes in the fair value of the Master Trust level 3 assets for the year ended:

	December 31
	2009	2008

Balance at beginning of year	$23,870,616	$46,445,095
Realized gains (losses)	195,083	972,681
Unrealized gain relating to instruments still held at the reporting date	(2,487)	112,674
Purchase, sales, issuances and settlements (net)	(10,432,724)	(23,659,834)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	76,104	—
Balance at end of year	$13,706,592	$23,870,616

6. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 5, 2005, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code (the “PR Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan has been amended and restated. A new tax determination letter will be requested from the Puerto Rico Treasury Department. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the PR Code.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500

GICs and Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$17,168,584	$13,405,466
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	150,000	(65,144)
Net assets available for benefits per Form 5500	$17,318,584	$13,340,322

8. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Master Trust Trustee. T. Rowe Price Retirement Service Plan Service Inc. is the recordkeeper of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9. Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the PR Code.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

10. Subsequent Event

Subsequent to December 31, 2009, the Master Trust Agreement was amended such that the Sanofi Pasteur Inc. 401(k) Plan will become a participant in the Master Trust effective July 1, 2010.

Supplemental Schedule

sanofi-aventis Puerto Rico Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2009

	(b) Identity of Issue, Borrower,	(c) Description of	(d)	(e) Current
(a)	Lessor, or Similar Party	Investment	Cost	Value

	Mutual Funds
*	Summit Cash Reserves Fund	Mutual fund 7,297 shares	**	$7,297
*	AF Growth of America	Mutual fund 16,933 shares	**	461,928
*	PIMCO Total Return Fund	Mutual fund 41,524 shares	**	448,455
*	Retirement 2005	Mutual fund 187 shares	**	1,948
*	Retirement 2010	Mutual fund 21,592 shares	**	301,212
*	Retirement 2015	Mutual fund 62,768 shares	**	669,732
*	Retirement 2020	Mutual fund 155,094 shares	**	2,264,366
*	Retirement 2025	Mutual fund 142,270 shares	**	1,509,487
*	Retirement 2030	Mutual fund 96,111 shares	**	1,453,204
*	Retirement 2035	Mutual fund 112,933 shares	**	1,202,735
*	Retirement 2040	Mutual fund 27,656 shares	**	418,985
*	Retirement 2045	Mutual fund 3,095 shares	**	31,264
	Retirement 2050	Mutual fund 60 shares	**	506
*	Retirement Income Fund	Mutual fund 7,502 shares	**	91,599
*	Tradelink Investments	Mutual fund N/A shares	**	—
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund 10,907 shares	**	293,843
*	Vanguard Inst Index Fund	Mutual fund 2,288 shares	**	233,362
*	Vanguard Mid-Cap Index, Inst	Mutual fund 12,110 shares	**	198,609
*	Vanguard Windsor II Admiral	Mutual fund 4,027 shares	**	169,263
	Total Mutual Funds			$9,757,795

	Common and Commingled Trusts
*	Wellington Management Large-Cap Research Fund	Commingled fund 24,882 shares	**	$220,700
	Total Common and Commingled Trusts			$220,700

	Loans
*	Participant loans	Participant loans interest rates ranging from 4.25% to 9.25%	**	$861,318

*                Indicates party-in-interest to the Plan.

**         As permitted, cost information has been omitted for participant directed investments as the Plan maintains individual accounts for each participant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI-AVENTIS PUERTO RICO
SAVINGS PLAN

Date: June 28, 2010	By:	/s/ Liz Donnelly
Liz Donnelly, for the
Retirement Plan Administrative
Committee, Plan Administrator

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP